Exhibit 12.1

Whole Foods Market, Inc.
Computation of Ration of Earnings to Fixed Charges
(in thousands, except ratio data)

	Sept. 30, 2012	Sept. 25, 2011	Sept. 26, 2010	Sept. 27, 2009	Sept. 28, 2008
Earnings:
Income before income taxes	$752,044	$551,712	$411,781	$250,942	$206,519

Rent expense	353,399	321,559	303,528	281,903	257,465
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3
One-third of rent expense	117,800	107,186	101,176	93,968	85,822
Interest expense	354	3,882	33,048	36,856	36,416
Fixed charges to add to earnings	118,154	111,068	134,224	130,824	122,238
Total available earnings	$870,198	$662,780	$546,005	$381,766	$328,757

Fixed charges:
Interest expense	$354	$3,882	$33,048	$36,856	$36,416
Capitalized interest	492	2,575	3,755	5,171	6,028
Total interest	846	6,457	36,803	42,027	42,444
One-third of rent expense	117,800	107,186	101,176	93,968	85,822
Preferred share dividends	—	—	5,478	28,050	—
Total fixed charges	$118,646	$113,643	$143,457	$164,045	$128,266

Ratio of earnings to fixed charges	7.33x	5.83x	3.81x	2.33x	2.56x